SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 4)
CROWLEY MARITIME CORPORATION

(Name of Issuer)
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY
CROWLEY MARITIME CORPORATION

(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,554,110	$2,872.11

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(b). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

AMENDMENT NO. 4 TO TRANSACTION STATEMENT
This Amendment No. 4 to Transaction Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Transaction Statement filed with the SEC on March 19, 2007, and as amended and supplemented by Amendment No. 2 to Transaction Statement filed with the SEC on March 22, 2007, and as amended and supplemented by Amendment No. 3 to Transaction Statement filed with the SEC on April 13, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley, Molly M. Crowley and Crowley Maritime Corporation (the “Company”). The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.
The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Monday, April 30, 2007.
Items 1 through 13 and 15
     Items 1 through 13 and 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     (1) In order to reflect the extension of the Expiration Date of the Offer, “April 20, 2007” shall be replaced in the Offer to Purchase, as appropriate, with “April 30, 2007”.
Item 16. Exhibits
     All references to “April 20, 2007” as the Expiration Date in the following documents incorporated by reference as Exhibits to the Schedule 13E-3 are hereby replaced with “April 30, 2007”: the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     Item 16 of the Schedule 13E-3 is further amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference to Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement of Crowley Newco Corporation filed with the Securities and Exchange Commission on April 23, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

April 20, 2007
(Date)

THOMAS B. CROWLEY, JR.

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

April 20, 2007
(Date)

CHRISTINE S. CROWLEY

/s/ Christine S. Crowley

Christine S. Crowley
(Name)

April 20, 2007
(Date)

MOLLY M. CROWLEY

/s/ Molly M. Crowley

Molly M. Crowley
(Name)

April 20, 2007
(Date)

CROWLEY MARITIME CORPORATION

/s/ Arthur F. Mead III
(Signature)

Arthur F. Mead III, Sr. V.P. & General Counsel
(Name and Title)

April 20, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference to Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement of Crowley Newco Corporation filed with the Securities and Exchange Commission on April 23, 2007).